CUSIP No. 03071H 10 0                                          Page 1 of 9 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILES PURSUANT
           TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )

                                Amerisafe, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  03071H 10 0
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               November 17, 2005
-------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)


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CUSIP No. 03071H 10 0                                          Page 2 of 9 Pages

1)   Name of Reporting Person                         Welsh, Carson,
     I.R.S. Identification                            Anderson & Stowe
     No. of Above Person                              VII, L.P.
     (Entities Only)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                        (a) [X]
     if a Member of a Group                           (b) [ ]
-------------------------------------------------------------------------------

3)   SEC Use Only
-------------------------------------------------------------------------------

4)   Citizenship or Place                             Delaware
     of Organization
-------------------------------------------------------------------------------
Number of                     5)   Sole Voting        7,636,475 shares
Shares Beneficially                Power              of Common Stock
Owned by Each
Reporting Person
With
                              -------------------------------------------------
                              6)   Shared Voting
                                   Power              -0-
                              -------------------------------------------------
                              7)   Sole Disposi-      7,636,475 shares
                                   tive Power         of Common Stock
                              -------------------------------------------------
                              8)   Shared Dis-
                                   positive Power     -0-
                              -------------------------------------------------

9)   Aggregate Amount Beneficially                    7,636,475 shares
     Owned by Each Reporting person                   of Common Stock
-------------------------------------------------------------------------------

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
-------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                   43.8%
     Amount in Row (9)
-------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                           PN

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CUSIP No. 03071H 10 0                                          Page 3 of 9 Pages

1)   Name of Reporting Person                         WCAS Healthcare
     I.R.S. Identification                            Partners, L.P.
     No. of Above Person
     (Entities Only)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                        (a) [X]
     if a Member of a Group                           (b) [ ]
-------------------------------------------------------------------------------

3)   SEC Use Only
-------------------------------------------------------------------------------

4)   Citizenship or Place                             Delaware
     of Organization
-------------------------------------------------------------------------------
Number of                     5)   Sole Voting        61,020 shares
Shares Beneficially                Power              of Common Stock
Owned by Each
Reporting Person
With
                              -------------------------------------------------
                              6)   Shared Voting
                                   Power              -0-
                              -------------------------------------------------
                              7)   Sole Disposi-      61,020 shares
                                   tive Power         of Common Stock
                              -------------------------------------------------
                              8)   Shared Dis-
                                   positive Power     -0-
                              -------------------------------------------------

9)   Aggregate Amount Beneficially                    61,020 shares
     Owned by Each Reporting person                   of Common Stock
-------------------------------------------------------------------------------

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
-------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                   0.4%
     Amount in Row (9)
-------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                           PN

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CUSIP No. 03071H 10 0                                          Page 4 of 9 Pages


                                  Schedule 13G
                                  ------------

Item 1(a)     -   Name of Issuer:  Amerisafe, Inc.

Item 1(b)     -   Address of Issuer's Principal Executive Offices:

                  2301 Highway 190 West
                  DeRidder, Louisiana  70634

Item 2(a)     -   Name of Person Filing:

                  This statement is being filed by Welsh, Carson, Anderson & Stowe VII, L.P., a Delaware limited partnership ("WCAS VII"), and WCAS Healthcare Partners, L.P., a Delaware limited partnership ("WCAS HP") (together, the "Reporting Persons").

Item 2(b)     -   Address of Principal Business Office:

                  320 Park Avenue, Suite 2500
                  New York, NY  10022

Item 2(c)     -   Place of Organization:

                  WCAS VII: Delaware
                  WCAS HP: Delaware

Item 2(d)     -   Title of Class of Securities:

                  Common Stock, $.01 par value

Item 2(e)     -   CUSIP Number:  03071H 10 0

Item 3        -   Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

                  Not applicable.

Item 4        -   Ownership.

                  (a) Amount Beneficially Owned:

                  WCAS VII:  7,636,475 shares of Common Stock
                  WCAS HP:  61,020 shares of Common Stock

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CUSIP No. 03071H 10 0                                          Page 5 of 9 Pages



                  (b) Percent of Class:

                  WCAS VII:  43.8%
                  WCAS HP:  0.4%

                  (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote:

                  WCAS VII:  7,636,475 shares of Common Stock
                  WCAS HP:  61,020 shares of Common Stock

                  (ii) shared power to vote or to direct the vote:

                  -0-

                  (iii) sole power to dispose or to direct the disposition of:

                  WCAS VII:  7,636,475 shares of Common Stock
                  WCAS HP:  61,020 shares of Common Stock

                  (iv) shared power to dispose or to direct the disposition of:

                  -0-

Item 5        -   Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6        -   Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7        -   Identification and Classification of the Subsidiary Which
                  Acquired the Security Being Reported on by the Parent Company:

                  Not applicable.

Item 8        -   Identification and Classification of Members of the Group:

                  See Exhibit 2.

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CUSIP No. 03071H 10 0                                          Page 6 of 9 Pages


                  Item 9 - Notice of Dissolution of Group:

                  Not applicable.

Item 10       -   Certification:

                  Not applicable.


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CUSIP No. 03071H 10 0                                          Page 7 of 9 Pages


Signature:

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                                By:  WCAS VII Partners, L.P., General Partner

                                By /s/ Jonathan M. Rather
                                ---------------------------------------------
                                   General Partner

                                WCAS HEALTHCARE PARTNERS, L.P.
                                By:  WCAS HP Partners, General Partner

                                By /s/ Jonathan M. Rather
                                ---------------------------------------------
                                   Attorney-in-Fact

Date: January 18, 2006

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CUSIP No. 03071H 10 0                                          Page 8 of 9 Pages

                                                                       EXHIBIT 1

                                  AGREEMENT OF
                    WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                                       AND
                         WCAS HEALTHCARE PARTNERS, L.P.
                            PURSUANT TO RULE 13d-1(f)
                            -------------------------

          The undersigned hereby agree that the Information Statement on
Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with provisions of 13d-1(f) under the Securities Exchange Act of 1934, as amended.

                                WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                                By:  WCAS VII Partners, L.P., General Partner

                                By /s/ Jonathan M. Rather
                                ---------------------------------------------
                                   General Partner

                                WCAS HEALTHCARE PARTNERS, L.P.
                                By:  WCAS HP Partners, General Partner

                                By /s/ Jonathan M. Rather
                                ---------------------------------------------
                                   Attorney-in-Fact


Date: January 18, 2006

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CUSIP No. 03071H 10 0                                          Page 9 of 9 Pages



                        Identification and Classification
                             of Members of the Group
                             -----------------------

          Welsh, Carson, Anderson & Stowe VII, L.P and WCAS Healthcare Partners, L.P. are filing this statement on Schedule 13G as a group.

          Welsh, Carson, Anderson & Stowe VII, L.P is a Delaware limited partnership. Its sole general partner is WCAS VII Partners, L.P., a Delaware limited partnership.

          WCAS Healthcare Partners, L.P. is a Delaware limited partnership. Its sole general partner is WCAS HP Partners, a Delaware general partnership.